MIRAE ASSET SECURITIES (USA) INC.
(A Wholly Owned Subsidiary of
Mirae Asset Daewoo Co., Ltd.)

Statement of Financial Condition

At December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mirae Asset Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 7th Avenue, 37th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hyoseok Chae 212-407-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
Mirae Asset Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Mirae Asset Securities (USA) Inc., ((the "Company"), a wholly owned subsidiary of Mirae Asset Daewoo Co., Ltd.) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mirae Asset Securities (USA) Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 13, 2017

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Mirae Asset Securities (USA) Inc.

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	228,899,337
Commissions receivable from Parent		66,746
Receivable from brokers, dealers and clearing organizations		190,532
Securities owned, at fair value		15,037,700
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization		778,719
Prepaid expenses		3,580,313
Other assets		1,760,662
Total assets	$	250,314,009

Liabilities

Deferred Rent	903,504
Accrued expenses and other liabilities	920,277
Due to the Parent	29,732
Total liabilities	1,853,513

Stockholder's equity:

Common stock, $0.01 par value; authorized 100,000 shares; issued and outstanding 52,000 shares		520
Additional paid-in capital		261,999,480
Accumulated deficit		(13,539,504)
Total stockholder's equity		248,460,496
Total liabilities and stockholder's equity	$	250,314,009

See accompanying notes to the statement of financial condition.

Mirae Asset Securities (USA) Inc.

Notes to Statement of Financial Condition

December 31, 2016

(1) Description of Business

Mirae Asset Securities (USA) Inc. (the "Company", F/K/A "Daewoo Securities (America) Inc.") was incorporated on July 7, 1992 under the laws of the State of New York to conduct securities business in the United States. The Company, a wholly owned subsidiary of Mirae Asset Daewoo Co., Ltd. (the "Parent", F/K/A "Daewoo Securities Co., Ltd."), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and Securities Investor Protection Corporation ("SIPC").

In April 2016, Mirae Asset Financial Group acquired a controlling stake in Daewoo Securities Co., Ltd. from Korea Development Bank. Subsequently, Daewoo Securities Co., Ltd. was changed to Mirae Asset Daewoo Co., Ltd. The Company changed its name from Daewoo Securities (America) Inc. to Mirae Asset Securities (USA) Inc. in November 2016.

The Company is primarily engaged in broker and dealer transactions of Korean securities. Its principal customers are institutional investors in the U.S. investing in the Korean markets. The Company is also engaged in acting as a broker and dealer in transactions of U.S. securities, for which customers are institutions in Korea investing in the U.S. markets.

The Company executes Korean securities transactions with the Parent pursuant to the Cooperation agreement and pursuant to a SEA Rule 15a-6(a)(3) arrangement. The Company acts an intermediary between its parent and its U.S. institutional investors. The Company clears all U.S. securities transactions on a fully disclosed basis through its US clearing broker in 2016. Accordingly, the Company did not carry customers' accounts and did not receive, deliver, or hold cash or securities in connection with such transactions in 2016.

Effective December 31, 2016, the Company terminated its clearing agreement with its US clearing broker in anticipation of an expansion of its business in 2017. The Company's FINRA Continuing Membership Application was approved in January 2017 to expand the scope of the Company's business to securities lending and borrowing (including reverse repurchase and repurchase transactions), prime brokerage services, and correspondent clearing.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

(b) Use of estimates

Management makes estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying footnotes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. As such, actual results could differ materially from the estimates included in the statement of financial condition and accompanying footnotes.

(2) Summary of Significant Accounting Policies (continued)

(c) Cash and cash equivalents

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. The Company has cash deposits with financial institutions, several which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. At December 31, 2016, there were no investments classified as cash equivalents.

(d) Receivable from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S.

(e) Securities Owned

Securities owned consist of obligations of corporate debt securities, and are stated at fair value. The fair value of corporate debt securities is determined based on market price quotations that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker and dealer quotes, credit spreads and new issue data.

Purchases and sales of proprietary securities on a regular way basis are recorded on a trade-date basis. No unsettled securities transactions existed at December 31, 2016.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measures using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g) Furniture, Equipment and Leasehold Improvements

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line method over the lesser of the life of improvements or the remaining term of the related leases.

(2)   Summary of Significant Accounting Policies (continued)

(h) Prepaid Expenses

Prepaid expenses include primarily prepaid compensation bonuses for various employment contracts which require the employees to stay with the Company for a certain length of time. These amounts are amortized over the contract terms, which is typically one year, on a straight-line basis. Prepaid compensation bonuses are required to be repaid if the employee leaves the Company before the end of the specified contract term. As of December 31, 2016, the Company has several employee contracts that contain guaranteed bonus payments for their second year of employment with the Company. These payments are subject to clawback by the Company if the employees leave before the end of the specified contract term.

(i) Deferred Rent

Rent expense related to an operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis of $903,504 at December 31, 2016, is included in Deferred Rent in the accompanying Statement of Financial Condition.

(j) Foreign Currency Transactions

Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the applicable year-end exchange rate.

(k) Fair Value Measurements and Disclosures

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

• Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

• Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

• Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(2) Summary of Significant Accounting Policies (continued)

(m) Recently Issued Accounting Standards

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales type leases, direct financing leases and operating leases. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). The standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact the adoption of ASU 2016-02 will have on its financial position.

(3) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-l of the Securities and Exchange Commission. Such Rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

As per SEC Rule 15c3-3(k)(2)(i), the Company has a Special Reserve Account for the Exclusive Benefit of Customers to effectuate all financial transactions between the Company and its customers. As of December 31, 2016, the balance in this reserve account was $1,000 and is included in Cash on the Statement of Financial Condition.

At December 31, 2016, the Company had a minimum net capital requirement of $250,000, whereas it had net capital of $238,681,021, which exceeded the minimum net capital requirement by $238,381,021. The Company's percentage of aggregate indebtedness to net capital was 0.78% at December 31, 2016.

(4) Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820, *Fair Value Measurement*, establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

(4)   Fair Value Measurements (continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Company's financial instruments carried at fair value as of December 31, 2016:

		Level 1	Level 2	Level 3	Total assets measured at fair value
Corporate debt securities	$	—	15,037,700	—	$ 15,037,700
	$	—	15,037,700	—	$ 15,037,700

There were no transfers between Level 1 and Level 2 of the fair value hierarchy for the year ended December 31, 2016. There were no securities held by the Company which were categorized in Level 3 at December 31, 2016 or transferred out of Level 3 to Level 1 or Level 2 during the year ended December 31, 2016.

(5)   Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2016 are summarized as follows:

Furniture and fixtures	$ 199,217
Computers and equipment	348,731
Leasehold improvements	789,828
	1,337,776
Less accumulated depreciation and amortization	(559,057)
	$ 778,719

(6)   Income Taxes

The Company uses an asset and liability approach for financial accounting and reporting for income taxes. This method considers future tax consequences associated with carryforwards and with temporary differences between financial account and tax bases of assets and liabilities. These differences relate primarily to net operating loss carryforwards, sign-on bonus expense and deferred rent payable.

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2016 are as follows:

(6)   Income Taxes (continued)

Deferred tax assets (liabilities):

Net operating loss carry-forwards	$ 3,039,169
Sign-on bonus expense	1,683,732
Deferred rent payable	340,421
Contingent rent payable	186,171
Bonus payable	36,393
Depreciation expense	(27,646)
Total gross deferred tax assets	5,258,240
Less: Valuation allowance	(5,258,240)
Net Deferred tax assets	$ -

The net change in the valuation allowance for the year ended December 31, 2016 was an increase of approximately $3.2 million. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2016, the Company has net operating loss carryforwards available for federal income tax purpose of approximately $7.6 million which expire in various years through December 31, 2036. The Company also has net operating loss carryforwards for states of approximately $2.5 million and for local tax purposes amounting to approximately $4.7 million at December 31, 2016, which expire in various years through December 31, 2036.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the statement of financial condition. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are principally where the Company is subject to state and local income taxes.

The Company remains subject to examination for the year ended December 31, 2016, 2015, 2014 and 2013 for the federal, states, and local jurisdictions.

(7) Related Party Transactions

The Company executes its customers' orders for Korean securities transactions through the Parent. Commissions on such securities transactions are collected directly from the customers by the Parent and remitted periodically to the Company based on a mutually agreed commission split ratio, generally paying 40% to the Parent. In addition, the Parent reimburses incurred charges related to the FIX messaging platform, when commissions are remitted to the Company. The Company also executes customers' orders for U.S. securities transactions received from the Parent. Related Commissions Receivable from the Parent amounted to $66,746 as of December 31, 2016. The Company provides foreign research, which is supported by the Parent. The Company shares research service income with the Parent to the extent that the Parent provides support to the Company and such revenue share was based on the level of resources involved between the Company and its Parent. Related research service income payable to the parent was $29,732 as of December 31, 2016.

(8) Commitments and Contingencies

As of December 31, 2016, the Company was obligated under noncancelable operating lease contracts for its office space, which expire through June 2022 and February 2027. The office leases contain rent escalation clause for increases in property taxes and wage over base rate, and provisions for payments for maintenance and certain other operating costs. The Company provided a security deposit of $1,195,080 to the landlord of our current occupied space at 810 7th avenue.

The future minimum lease payments under the noncancelable operating lease contracts as of December 31, 2016 are as follows:

Year ending December 31, 2016:	Amount	
2017	$	1,321,052
2018		1,531,522
2019		1,531,522
2020		1,531,522
2021		1,531,522
Thereafter		6,775,801
	$	14,222,941

In the ordinary course of business, the Company is subject to litigation and arbitration. In December 2016, the Company was named as a respondent along with several of its employees in a complaint filed with FINRA arbitration related to its hiring practices. The Company, based on the facts of the case, after consultation with its legal counsel, believes that that the claims are without merit and will defend itself against these claims. The Company will defend itself vigorously against these and any such claims. Although the outcome of these matters is not determinable, the Company does not expect the ultimate costs resolve these matters will have a material effect on its statement of financial condition.

(9)   Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations with the Parent. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers. As of December 31, 2016, there were no liabilities that the Company is subject to indemnify its clearing broker for losses sustained from customer transactions introduced by the Company. All liabilities in connection with the termination of the clearing agreement have been accrued for as of December 31, 2016.

(10) Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. At December 31, 2016, approximately 99% of the cash balance is held by two banks which are governed and subject to Federal Reserve Regulations; both banks have Korean parent companies.

(11) Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was issued, and determined that there were no other matters which required accounting for or disclosure in the Statement of Financial Condition.